Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Nine Months Ended
	August 31,
	2016	2015

Net income	$2,171	$1,487
Income tax expense, net	44	41
Income before income taxes	2,215	1,528
Fixed charges
Interest expense, net	168	167
Interest portion of rent expense (a)	16	18
Capitalized interest	21	16
Total fixed charges	205	201
Fixed charges not affecting earnings
Capitalized interest	(21)	(16)
Earnings before fixed charges	$2,399	$1,713
Ratio of earnings to fixed charges	11.7	8.5

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.